UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ping Identity Holding Corp.

(Name of Issuer)

Common Stock, par value of $.001 per share

(Title of Class of Securities)

72341T103

(CUSIP Number)

April 14, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72341T103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sancarin S.L.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 4,892,392
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 4,892,392

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,892,392
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.01%[1]
12.	TYPE OF REPORTING PERSON (see instructions) OO

1 Based upon a total of 81,371,147 outstanding shares of the Issuer's Common Stock as of December 31, 2020, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2021.

CUSIP No. 72341T103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ms. Concepcion Calleja Delegido
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 4,892,392
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 4,892,392

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,892,392
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.01%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

2 Based upon a total of 81,371,147 outstanding shares of the Issuer's Common Stock as of December 31, 2020, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2021.

Item 1.

(a)	Name of Issuer Ping Identity Holding Corp.

(b)	Address of Issuer’s Principal Executive Offices 1001 17th Street, Suite 100, Denver, Colorado 80202

Item 2.

(a)	Name of Person Filing Sancarin S.L. Ms. Concepcion Calleja Delegido

(b)

Address of the Principal Office or, if none, residence
Sancarin S.L.

Paseo De La Castellan, 35 – Planta 7

28046 Madrid

Spain

Ms. Concepcion Calleja Delegido

c/o Sancarin S.L.

Paseo De La Castellan, 35 – Planta 7

28046 Madrid

Spain

(c)	Citizenship Sancarin S.L. – Spain Ms. Concepcion Calleja Delegido – Spain

(d)	Title of Class of Securities Common Stock, par value of $.001 per share

(e)	CUSIP Number 72341T103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,892,392 shares deemed beneficially owned by Sancarin S.L. 4,892,392 shares deemed beneficially owned by Ms. Concepcion Calleja Delegido

(b)	Percent of class: 6.01% deemed beneficially owned by Sancarin S.L. 6.01% deemed beneficially owned by Ms. Concepcion Calleja Delegido

(c)	Number of shares as to which Sancarin S.L. has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 4,892,392

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 4,892,392
Number of shares as to which Ms. Concepcion Calleja Delegido has:
	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 4,892,392

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 4,892,392

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

 Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2021 Date
Sancarin S.L.
/s/ Oscar Gonzalez Delgado
By: Oscar Gonzalez Delgado Title: CEO

Ms. Concepcion Calleja Delegido

/s/ Concepcion Calleja Delegido
By: Concepcion Calleja Delegido